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3/22/04


04003890

ATES
NGE COMMISSION
.C. 20549

VF 3-17-04 **

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAIL
MAR - 2 2004
WASH. D.C.
158

SEC FILE NUMBER
~~8-710~~
8-50721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2003__ AND ENDING __12/31/2003__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stuart Portfolio Consultants, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1449 Lexington Avenue, Suite 3B

	OFFICIAL USE ONLY
	FIRM ID. NO.

(No. and Street)

New York	**NY**	**10128**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-360-7500

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

* Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Stuart Oltchick _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____ Stuart Portfolio Consultants, L.P. _____, as of _____ December 31 _____, 20 _02_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

GENERAL PARTNER
_____
Title

_____
Notary Public

KATHLEEN A. MARTIN
NOTARY PUBLIC, State of New York
No. 01MA4619324
Qualified in New York County
Commission Expires Nov. 30, 2005

This report** contains (check all applicable boxes):
* (a) Facing page.
* (b) Statement of Financial Condition.
  (c) Statement of Income (Loss).
  (d) Statement of Cash Flows.
  (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
  (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
* (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  (o) Independent auditor's report on internal accounting control.
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

Stuart Portfolio Consultants, L.P.

December 31, 2003
with Report of Independent Auditors

Stuart Portfolio Consultants, L.P.

Statement of Financial Condition

December 31, 2003

Contents



Report of Independent Auditors

To the Partners of
Stuart Portfolio Consultants, L.P.

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants, L.P. (the "Partnership") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stuart Portfolio Consultants, L.P. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 27, 2004

Stuart Portfolio Consultants, L.P.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$ 69,802
Consulting fee receivable	335,712
Securities owned, at fair value	33,100
Loan Receivable	50,169
Other assets	15,972
Total assets	$ 504,755

Liabilities and partners' capital

Liabilities:

Accounts payable	$ 56,882
Partners' capital	447,873
Total liabilities and partners' capital	$ 504,755

See notes to Statement of Financial Condition.

Stuart Portfolio Consultants, L.P.

Notes to Statement of Financial Condition

December 31, 2003

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Stuart Portfolio Consultants, L.P. (the "Partnership"), was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The objective of the Partnership is to earn consulting fees by acting as a selling agent for private placement securities or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

The Partnership acts as a selling agent for private placement investments or direct participant interests for fund of funds investment partnerships. Fees from these activities are earned and recorded on a quarterly basis from the investment partnerships receiving capital resulting from the Partnership's sales activities.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Owned

Securities owned, are valued at fair value as determined by the General Partner of the Partnership.

Income Taxes

No provision has been made in the accompanying financial statements for Federal, state or local income taxes since each individual partner is responsible for reporting its share of income or loss.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Partnership's net income or loss for any fiscal year is allocated to all the partners on a pro-rata basis in accordance with their percentage interests as defined in the Partnership's limited partnership agreement.

The fair value of the Partnership's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments", approximates the carrying amounts presented in the statement of financial condition.

2. Loan Receivable

The Partnership executed a loan receivable to one of the limited partners of the Partnership in the principal amount of $50,000 in November 2003. The loan accrues interest at the rate of 4% per annum and is receivable in demand.

3. Net Capital Requirement

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. As a registered broker-dealer, minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000 is required. At December 31, 2003, the Partnership had net capital of $12,445, which was $7,445 in excess of the required minimum net capital. The Partnership's ratio of aggregate indebtedness to net capital was 4.57 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if certain capital requirements are not met.

4. Commitments

The Partnership has a two-year lease agreement for office space that will end on November 30, 2004. The Partnership may extend the lease term, at its option, to November 30, 2007. The Partnership has a security deposit in the amount of $5,375, which will be returned at the end of the lease term and is reflected in the statement of financial condition in other assets. Rent expense for the year ended December 31, 2003 was $32,813. The approximate aggregate minimum future lease payment under the lease term is $29,500 for the year ending December 31, 2004.